DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
[redacted] 212 450 4000
AX 212 450 3800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

PETER R. DOUGLAS
212 450 4336
douglas@dpw.com

March 3, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Submission Pursuant to Rule 12g3-2(b)(1)(iii)**
Roche Holding Ltd (File No. 82-3315)

Dear Ladies and Gentlemen:

On behalf of Roche Holding Ltd, there is hereby furnished to the Securities and Exchange Commission the revised list required by Rule 12g3-2(b)(1)(iii), setting forth the information described in Rules 12g3-2 (b)(1)(i)(A), (B) and (C), under the Securities Exchange Act of 1934, as amended, attached as Annex A hereto.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Peter R. Douglas

ROCHE HOLDING LTD

ANNEX A

	Type of Information or Report	Required Date of Release	Source of Requirement or Practice
A.	<u>All information required to be filed with and/or entered in the Register of Commerce.</u> Information to be filed or entered includes: (i) Articles of Incorporation; (ii) name and registered office and address of company; (iii) object of the company; (iv) share capital and amount paid-in thereon; (v) number, nominal value and type of shares and participation certificates; (vi) restrictions on transferability and preferential rights of individual classes of shares; (vii) authorized capital and conditional capital; (viii) number of Genusscheine indicating the content of the rights connected therewith; (ix) members of the Board of Directors; (x) auditors; (xi) the manner in which the Company publishes its official notices; (xii) amendments to information previously entered in the Register of Commerce.	Establishment of the Company; update on occurrence.	Swiss Code of Obligations; SWX Swiss Exchange Listing Rules

B.	Listing Prospectus. Must provide enough information for knowledgeable investors to reach an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the issuer as well as the rights attached to the securities. Must mention any special risks, as well as particulars on (1) the persons or companies bearing responsibility for the contents of the listing prospectus, (2) the securities, (3) the issuer including its annual accounts and auditors' report, and (4) the guarantor.	No later than the day of listing.	SWX Swiss Exchange Listing Rules.
C.	Listing Notice. To the extent the entire listing prospectus has not been reprinted in two or more newspapers with national circulation, a listing notice must be published in such newspapers that brings to the attention of the investing public: (1) the listing applied for; (2) the availability of the listing prospectus; (3) any material changes in the information presented in the listing prospectus.	No later than the day of listing.	SWX Swiss Exchange Listing Rules.
D.	Annual Accounts and Group Accounts, Reports of Statutory and Group Auditors, Annual Report.	On occurrence.	Swiss Code of Obligations; SWX Listing Rules.

E.	Report of Special Audit and Positions Thereon. Must be presented at a general shareholder meeting, and to any shareholder requesting the information during the year following the general meeting where information was first presented.	On occurrence.	Swiss Code of Obligations.
F.	Notice of Shareholder General Meetings and Special Meetings.	On occurrence. Ordinary annual meetings to take place within six months of fiscal year end.	Swiss Code of Obligations.
G.	Notice of Dividend Payment.	On occurrence (after each dividend payment resolution of the general meeting of shareholders).	Swiss Code of Obligations.

H.	Disclosure of Certain Changes in Shareholder Positions.	On occurrence (after notification when a shareholder, or group of shareholders acting in concert, directly or indirectly through purchase, sale or conversion of securities attains, falls below or exceeds 5, 10, 20 33 1/3, 50 or 66 2/3 % of the voting rights for shareholdings existing when the relevant part of the Swiss Stock Exchange Act came into force on January 1, 1998; a transitional provision applies requiring the disclosure of such shareholdings only after a three-year grace period which ends on December 31, 2000).	Swiss Stock Exchange Act.

I.	Press Releases Concerning Material Events.	On Occurrence.	SWX Swiss Exchange Listing Rules regarding information to be published by the company that may affect the market value of the listed securities. Other releases made on a voluntary basis.
J.	Semi-Annual Reports.	To be published within four months after the end of the corresponding fiscal period.	SWX Swiss Exchange Listing Rules.

K.	<u>Certain Securities Transactions by Management and Directors.</u> Certain transactions in equity securities of the issuer by directors and members of senior management are required to be disclosed to the issuer, forwarded by the issuer to the SWX Exchange and thereafter publicly disclosed by the SWX Exchange on its website	Within two trading days following notification to the issuer if a certain monthly threshold (CHF100,000) is exceeded	SWX Listing Rules